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                           TELE-COMMUNICATIONS, INC.
                               Terrace Tower II
                               5619 DTC Parkway
                           Englewood, Colorado 80111


                                 March 5, 1999



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:  Tele-Communications, Inc.
          Registration Statement on Form S-3
          (File No. 333-70999)
          -----------------------------------------------------


Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, please withdraw the above-referenced registration statement which was filed with the Securities and Exchange Commission (the "Commission") on January 22, 1999 and amended by Amendment No. 1 thereto which was filed with the Commission on February 8, 1999 (as amended, the "Registration Statement"). Tele-Communications, Inc., a Delaware corporation (the "Company"), did not proceed and will not proceed with an offering under the Registration Statement, and the Company did not sell and will not sell any securities thereunder. Consequently, the Company hereby requests that the Registration Statement be withdrawn.


                                        Very truly yours,

                                        TELE-COMMUNICATIONS, INC.


                                            /s/ Stephen M. Brett
                                        By:_________________________
                                                Stephen M. Brett
                                                Executive Vice President